SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G


             Under the Securities Exchange Act of 1934
                      (Amendment No. ______)*



                      PRIORITY HEALTHCARE CORPORATION
                         (Name of Issuer)


               CLASS B COMMON STOCK, $0.01 PAR VALUE
                  (Title of Class of Securities)


                            74264T102
                          (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

CUSIP No. 74264T102

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person

     Bindley Western Industries, Inc., I.R.S. Id. No. 84-0601662

2.   Check the appropriate box if a member of a group

     Not applicable

3.


4.   Citizenship or Place of Organization
     Indiana

5.   Sole Voting Power

     10,214,286 shares{1)

6.   Shared Voting Power

     -0-

7.   Sole Dispositive Power

     10,214,286 shares(1)

8.   Shared Dispositive Power

     -0-
__________________

(1) Bindley Western Industries, Inc. ("BWI") owns beneficially and of record 10,214,286 shares of Priority Healthcare Corporation ("PHC") Class A Common Stock, representing all of the shares of PHC Class A Common Stock outstanding as of 12/31/97. BWI currently owns no shares of PHC Class B Common Stock. Both PHC Class A and Class B Common Stock entitle holders thereof to the same rights and privileges, except holders of PHC Class A Common Stock are entitled to three votes per share and holders of PHC Class B Common Stock are entitled to one vote per share. The holders of PHC Class A Common Stock and PHC Class B Common Stock generally vote together as a single class on all matters submitted to a vote of holders of PHC Common Stock. Any holder of shares of PHC Class A Common Stock may request to convert any or all of its shares of PHC Class A Common Stock into shares of PHC Class B Common Stock at any time on a one-for-one basis. PHC Class A Common Stock will automatically convert into PHC Class B Common Stock on a one-for-one basis upon certain transfers following any disposition of PHC Class A Common Stock by BWI to its shareholders.

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     10,214,286 shares(1)

10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares

     [  ]

11.  Percent of Class Represented by Amount in Row 9

     81.6%

12.  Type of Reporting Person

     CO

















__________________

(1) Bindley Western Industries, Inc. ("BWI") owns beneficially and of record 10,214,286 shares of Priority Healthcare Corporation ("PHC") Class A Common Stock, representing all of the shares of PHC Class A Common Stock outstanding as of 12/31/97. BWI currently owns no shares of PHC Class B Common Stock. Both PHC Class A and Class B Common Stock entitle holders thereof to the same rights and privileges, except holders of PHC Class A Common Stock are entitled to three votes per share and holders of PHC Class B Common Stock are entitled to one vote per share. The holders of PHC Class A Common Stock and PHC Class B Common Stock generally vote together as a single class on all matters submitted to a vote of holders of PHC Common Stock. Any holder of shares of PHC Class A Common Stock may request to convert any or all of its shares of PHC Class A Common Stock into shares of PHC Class B Common Stock at any time on a one-for-one basis. PHC Class A Common Stock will automatically convert into PHC Class B Common Stock on a one-for-one basis upon certain transfers following any disposition of PHC Class A Common Stock by BWI to its shareholders.

Item 1(a).NAME OF ISSUER.

          Priority Healthcare Corporation

ITEM 1(B).ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

          285 West Central Parkway, Suite 1704
          Altamonte Springs, Florida 32714

ITEM 2(A).NAME OF PERSON FILING.

          Bindley Western Industries, Inc.

ITEM 2(B).ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

          10333 North Meridian Street, Suite 300
          Indianapolis, Indiana 46290

ITEM 2(C).CITIZENSHIP.

          Indiana

ITEM 2(D).TITLE OF CLASS OF SECURITIES.

          Class B Common Stock, $.01 par value (1)

ITEM 2(E).CUSIP NUMBER.

          74264T102



__________________

(1) Bindley Western Industries, Inc. ("BWI") owns beneficially and of record 10,214,286 shares of Priority Healthcare Corporation ("PHC") Class A Common Stock, representing all of the shares of PHC Class A Common Stock outstanding as of 12/31/97. BWI currently owns no shares of PHC Class B Common Stock. Both PHC Class A and Class B Common Stock entitle holders thereof to the same rights and privileges, except holders of PHC Class A Common Stock are entitled to three votes per share and holders of PHC Class B Common Stock are entitled to one vote per share. The holders of PHC Class A Common Stock and PHC Class B Common Stock generally vote together as a single class on all matters submitted to a vote of holders of PHC Common Stock. Any holder of shares of PHC Class A Common Stock may request to convert any or all of its shares of PHC Class A Common Stock into shares of PHC Class B Common Stock at any time on a one-for-one basis. PHC Class A Common Stock will automatically convert into PHC Class B Common Stock on a one-for-one basis upon certain transfers following any disposition of PHC Class A Common Stock by BWI to its shareholders.
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a) [   ]          Broker or Dealer registered under Section 15 of the
                            Act
         (b) [   ]          Bank as defined in Section 3(a)(6) of the Act
         (c) [   ]          Insurance Company as defined in Section 3(a)(19) of
                            the Act
         (d) [   ]          Insurance Company as defined under Section 8 of the
                            Investment Company Act
         (e) [   ]          Investment Adviser registered under Section 203 of
                            the Investment Advisors Act of 1940
         (f) [   ]          Employee Benefit Plan, Pension Fund which is
                            subject to the provisions of the Employee
                            Retirement Income Security Act of 1974 or Endowment
                            Fund; see Section 240.13d-1(b)(1)(ii)(F)
         (g) [   ]          Parent Holding Company, in accordance with Section
                            240.13d-1(b)(1)(ii)(G)
         (h) [   ]          Group, in accordance with Section 240.13d-
                            1(b)(1)(ii)(H)
  Not Applicable

ITEM 4.   OWNERSHIP.

ITEM 4(A).AMOUNT BENEFICIALLY OWNED:

          10,214,286 shares(1)

ITEM 4(B).PERCENT OF CLASS:

          81.6%

_________________

(1) Bindley Western Industries, Inc. ("BWI") owns beneficially and of record 10,214,286 shares of Priority Healthcare Corporation ("PHC") Class A Common Stock, representing all of the shares of PHC Class A Common Stock outstanding as of 12/31/97. BWI currently owns no shares of PHC Class B Common Stock. Both PHC Class A and Class B Common Stock entitle holders thereof to the same rights and privileges, except holders of PHC Class A Common Stock are entitled to three votes per share and holders of PHC Class B Common Stock are entitled to one vote per share. The holders of PHC Class A Common Stock and PHC Class B Common Stock generally vote together as a single class on all matters submitted to a vote of holders of PHC Common Stock. Any holder of shares of PHC Class A Common Stock may request to convert any or all of its shares of PHC Class A Common Stock into shares of PHC Class B Common Stock at any time on a one-for-one basis. PHC Class A Common Stock will automatically convert into PHC Class B Common Stock on a one-for-one basis upon certain transfers following any disposition of PHC Class A Common Stock by BWI to its shareholders.

ITEM 4(C). NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  sole power to vote or direct the vote:

               10,214,286 (1)

          (ii) shared power to vote or to direct the vote:

               -0-

          (iii)sole power to dispose or to direct the disposition of:

               10,214,286 (1)

          (iv) shared power to dispose or to direct the disposition of:

               -0-

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable

ITEM 7.   IDENTIFICATION   AND  CLASSIFICATION  OF  THE  SUBSIDIARY   WHICH
          ACQUIRED THE SECURITY  BEING  REPORTED  ON  BY THE PARENT HOLDING
          COMPANY.

          Not Applicable


__________________

(1) Bindley Western Industries, Inc. ("BWI") owns beneficially and of record 10,214,286 shares of Priority Healthcare Corporation ("PHC") Class A Common Stock, representing all of the shares of PHC Class A Common Stock outstanding as of 12/31/97. BWI currently owns no shares of PHC Class B Common Stock. Both PHC Class A and Class B Common Stock entitle holders thereof to the same rights and privileges, except holders of PHC Class A Common Stock are entitled to three votes per share and holders of PHC Class B Common Stock are entitled to one vote per share. The holders of PHC Class A Common Stock and PHC Class B Common Stock generally vote together as a single class on all matters submitted to a vote of holders of PHC Common Stock. Any holder of shares of PHC Class A Common Stock may request to convert any or all of its shares of PHC Class A Common Stock into shares of PHC Class B Common Stock at any time on a one-for-one basis. PHC Class A Common Stock will automatically convert into PHC Class B Common Stock on a one-for-one basis upon certain transfers following any disposition of PHC Class A Common Stock by BWI to its shareholders.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

 ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          Not Applicable



                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 9, 1998       BINDLEY WESTERN INDUSTRIES, INC.,
                              an Indiana corporation

                              By:    /S/ MICHAEL D. MCCORMICK

                              Printed:    MICHAEL D. MCCORMICK

                              Title:  EXEC. V.P. AND GENERAL COUNSEL